UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For April 19, 2018

Commission file number: 1-13.396
Transportadora de Gas del Sur S.A.
Don Bosco 3672, Fifth Floor
1206 Capital Federal
Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _______X________	Form 40-F ________________

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________________	No _______X________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A. COMMENCES TENDER OFFER FOR ANY AND ALL OF ITS 9.625% NOTES DUE 2020

BUENOS AIRES, ARGENTINA (April 19, 2018) — Transportadora de Gas del Sur S.A. (“TGS”, the “Company” or “we”) today announced that it has commenced a cash tender offer, on the terms and subject to the conditions set forth in the Company’s Offer to Purchase for Cash dated April 19, 2018 (the “Offer”), for any and all of its outstanding 9.625% Notes due 2020 (the “Notes”).

The Offer more fully sets forth the terms of the tender offer.

The Notes and other information relating to the tender offer are listed in the table below:

Notes	CUSIP / ISIN / Common Code Numbers	Original Principal Amount	Outstanding Principal Amount(1) (2)	Offer Consideration(3)(4)
9.625% Notes due 2020	893870AW5 / US893870AW56 / 102792351 P9308RAY9 / USP9308RAY91 / 102792408	U.S.$255,451,506	U.S.$191,588,630	U.S.$1,035.34

(1)	Amount calculated after giving effect to first amortization of the Notes pursuant to the terms of the Indenture (as defined below).
(2)	The next scheduled amortization payment date is May 14, 2018. Holders that tender their Notes in the Offer will not receive any payment in respect of this amortization.
(3)	Per U.S.$1,000 principal amount of Notes validly tendered; consideration and accrued interest will correspond to current outstanding principal amount, as described in footnote (1) above.
(4)	Holders will receive accrued interest up to but excluding the Settlement Date (as defined below).

The Offer will expire at 8:00 a.m., New York City time, on April 26, 2018, unless extended or terminated earlier at the sole discretion of the Company (such date and time, as it may be extended or terminated earlier, the “Expiration Date”).

Subject to the satisfaction of the terms and conditions set forth in the Offer to Purchase, holders validly tendering and not withdrawing their Notes pursuant to the Offer will be entitled to receive U.S.$1,035.34 per U.S.$1,000 principal amount of the Notes tendered (the “Offer Consideration”), on a date promptly following the Expiration Date (the “Settlement Date”) (which date is expected to occur within four business days of the Expiration Date, but which may change without notice). The settlement date in respect of Notes for which a properly completed and duly executed notice of guaranteed delivery is delivered at or prior to the Expiration Date (to the extent that such Notes are not delivered prior to the Expiration Date) that are accepted by the Purchaser for purchase in the Offer is expected to be the fourth business day following the scheduled Expiration Date, but which may change without notice.

Tendered Notes may be validly withdrawn from the Offer at any time (i) at or prior to the earlier of (x) the Expiration Date and (y) in the event that the Offer is extended, the tenth business day after commencement of the Offer, and (ii) after the 60th business day after commencement of the Offer if for any reason the Offer has not been consummated within 60 business days after commencement.

The Company’s obligation to accept for purchase and to pay for Notes validly tendered and not withdrawn pursuant to the tender offer is subject to the satisfaction or waiver, in the Company’s discretion, of certain conditions, which are more fully described in the Offer, including the financing condition requiring the consummation of the Company’s concurrent offering of senior guaranteed notes and other conditions. If, following the Early Settlement Date, any Notes remain outstanding, the Company intends to promptly issue a notice of redemption to redeem such Notes in accordance with the terms of the Notes and the indenture.

The Company has retained HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. to serve as the dealer managers and solicitation agents for the tender offer. Questions regarding the tender offer may be directed to HSBC Securities (USA) Inc. at (212) 525-5552 (collect) or at (888) HSBC-4LM (toll-free), Itau BBA USA Securities, Inc. at (888) 770-4828 (toll-free), J.P. Morgan Securities LLC at (212) 834-7279 (collect) or at (866) 846-2874 (toll-free) and/or to Santander Investment Securities Inc. at (212) 940-1442 (collect) or at (855) 404-3636 (toll-free). Requests for documents may be directed to Global Bondholder Services Corporation, the information agent for the tender offer, at (212) 430-3774 (collect) or at (866) 470-4300 (toll-free).

Documents relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, are also available at http://www.gbsc-usa.com/TGS/.

None of the Company, the dealer managers and solicitation agents or the information agent make any recommendations as to whether holders should tender their Notes pursuant to the tender offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of Notes to tender.

This press release is for informational purposes only and is not a recommendation and is not an offer to sell or a solicitation of an offer to buy any security. The tender offer is being made solely pursuant to the offer documents.

The tender offer does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

In any jurisdiction where the securities, blue sky or other laws require tender offers to be made by a licensed broker or dealer and in which the dealer managers, or any affiliates thereof, are so licensed, the tender offer will be deemed to have been made by any such dealer managers, or such affiliates, on behalf of the Company.

The new notes offered pursuant to the concurrent offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Any offer or sale of the new notes in any member state of the European Economic Area which has implemented Directive 2003/711/EC (the “Prospectus Directive”) must be addressed to qualified investors (as defined in the Prospectus Directive). The new notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering, selling or distributing the new notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering, selling or distributing the new notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPs Regulation.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. Actual results may differ materially from those reflected in the forward-looking statements. We undertake no obligation to update any forward-looking statement or other information contained in this press release to reflect events or circumstances occurring after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

About TGS

We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering, as of December 31, 2017, 57.4% of the total natural gas transported in Argentina, through 5,706 miles of pipeline, of which we own 4,745 miles. We operate the remaining 961 miles, which are owned by the Gas Trusts, for a regulated tariff. Our transportation system connects the Neuquén, San Jorge and Austral basins, located in the south and west of our country, to the greater Buenos Aires area and the major consumption centers of southern Argentina. Substantially all of our transportation capacity, approximately 2.8 Bcf/d as of December 31, 2017, is subscribed for under firm long-term natural gas transportation contracts.

For further information about TGS, please visit our website at www.tgs.com.ar or contact:

Name: Leandro Pérez Castaño
Phone: (54-11)-4865-9077
Email: inversores@tgs.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: April 19, 2018.